FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Closing of FiBrasil transaction	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated March 2, 2021 regarding the agreement reached between Telefônica Brasil, S.A. and Telefónica Infra, S.L.U with Caisse de dépôt et placement du Québec (“CDPQ”) for the construction, development and operation of a fiber (FTTH) network in Brazil, through a joint venture entity, FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”), Telefónica informs that, once the corresponding authorizations from the regulatory authorities have been obtained, the transaction has been completed.

The terms of the transaction encompass a total investment by CDPQ of up to R$1.8 billion (approximately 0.3 billion euros at the current exchange rate), comprising payments to Telefônica Brasil, S.A. and contributions to FiBrasil, for a 50% stake in FiBrasil. Likewise, Telefónica Infra, S.L.U, will make certain payments to Telefônica Brasil, S.A. in equivalent economic terms, for a 25% stake in FiBrasil. This renders an implied valuation of the brownfield assets contributed by Telefônica Brasil, S.A. of 16.5x OIBDA 2020 Pro-Forma.

Madrid, July 2, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 2, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors